FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

December 1, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A

Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		September 30, 2003
Date of Report:		November 28, 2003

Name of Issuer:		LUMINA COPPER CORP.
Issuer's Address:		1550 - 625 Howe Street
Vancouver, B.C. V6C 2T6
Issuer's Fax Number:		(604) 687-7041
Issuer's Phone Number:		(604) 687-0407

Contact Person:		ANTHONY FLOYD
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 687-0407
Contact E-mail:		afloyd@luminacopper.com
Web Site Address:		www.luminacopper.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

ANTHONY FLOYD	"Anthony Floyd"	03/11/28
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

ROBERT PIROOZ	"Robert Pirooz"	03/11/28
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly FIRST TRIMARK VENTURES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street

Vancouver, B.C.  V6C 1X8

Tel:   (604) 685-8646

Fax:  (604) 684-6334

NOTICE TO READER

I have compiled the consolidated balance sheet of Lumina Copper Corp. (formerly First Trimark Ventures Inc.) as at September 30, 2003 and consolidated statements of operations and deficit and cash flows for the period then ended from information provided by the Company.  I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

"G. Ross McDonald"  (signed)

G. Ross McDonald

Chartered Accountant

Vancouver, British Columbia

November 18, 2003

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED BALANCE SHEETS September 30, 2003
	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
		(Note 2(k))
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,060,587	$2,333,183
Accounts receivable	106,237	-
Subscriptions receivable	-	600,000
Prepaid expenses	5,725	-

	4,172,549	2,933,183

DEFERRED ACQUISITION COSTS (Note 3)	-	9,000

EQUIPMENT (Note 4)	40,939	-

MINERAL PROPERTIES (Note 5)	1,787,892	1,018,653

	$6,001,380	$3,960,836

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$62,996	$35,000
Due to related parties (Note 6)	-	267,223
Current portion of property purchase obligations (Note 7)	406,080	207,760

	469,076	509,983

MINERAL PROPERTY PURCHASE OBLIGATIONS (Note 7)	-	437,219

	469,076	947,202

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	5,527,250	3,045,402

SHARE SUBSCRIPTIONS (Note 13 (a))	300,000	-

OPTION COMPENSATION (Note 9(b))	9,407	-

WARRANTS (Note 10)	104,602	-

DEFICIT	(408,955)	(31,768)

	5,532,304	3,013,634

	$6,001,380	$3,960,836

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS
"Anthony Floyd"
Director
"Robert Pirooz"
Director

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited - See Notice to Reader)
	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

GENERAL AND ADMINISTRATIVE EXPENSES
Management and consulting services	$36,301	$-	$88,841	$-
Investor relations and promotion	42,630	-	69,404	-
Office and administration	23,366	-	61,958	-
Accounting and audit	25,804	-	55,869	-
Legal	28,819	-	51,875	-
Regulatory and transfer agent fees	4,455	-	32,213	-
Stock-based compensation	9,407	-	17,212	-
Amortization	2,128	-	3,451	-

	172,910	-	380,823	-

OTHER INCOME (EXPENSE)
Interest income	15,265	-	35,060	-
Property investigations	(9,133)	-	(13,071)	-
Foreign exchange loss	(18,353)	-	(18,353)	-

	(12,221)	-	3,636	-

LOSS FOR THE PERIOD	(185,131)	-	(377,187)	-

DEFICIT, BEGINNING OF PERIOD	(223,824)	(734)	(31,768)	(734)

DEFICIT, END OF PERIOD	$(408,955)	$(734)	$(408,955)	(734)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$-	$(0.08)	$-

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,551,573	-	4,969,568	-

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - See Notice to Reader)

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(185,131)	$-	$(377,187)	$-
Items not involving cash:
Amortization	2,128	-	3,451	-
Stock-based compensation	9,407	-	17,212	-

	(173,596)	-	(356,524)	-

Net changes in non-cash working capital items:
Accounts receivable	(26,454)	-	(106,237)	-
Prepaid expenses	4,296	-	(5,725)	-
Accounts payable and accrued liabilities	(15,216)	-	27,996	-

	(210,970)	-	(440,490)	-

FINANCING ACTIVITIES
Due to related parties	(267,223)	75,000	(267,223)	75,000
Shares issued for cash, net of share issue costs	1,339,688	-	2,410,263	-
Share subscriptions	300,000	-	300,000	-

	1,372,465	75,000	2,443,040	75,000

INVESTING ACTIVITIES
Net assets acquired on acquisition of Lumina, net of acquisition costs	-	-	362,780	-
Purchase of equipment	(11,895)	-	(44,390)	-
Expenditures on mineral properties	(196,545)	(71,827)	(593,536)	(71,827)

	(208,440)	(71,827)	(275,146)	(71,827)

INCREASE IN CASH AND CASH EQUIVALENTS	953,055	3,173	1,727,404	3,173

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,107,532	-	2,333,183	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,060,587	$3,173	$4,060,587	$3,173

Supplemental cash flow information (Note 11)

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

1.

NATURE OF OPERATIONS

Lumina Copper Corp. (formerly First Trimark Ventures Inc.) is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

First Trimark Ventures Inc. ("FTV") was incorporated under the Company Act (British Columbia) on March 3, 2000 and obtained a listing as a capital pool company pursuant to the policies of the TSX Venture Exchange (the "Exchange") on September 5, 2000.  As a capital pool company, the principal business of FTV was to identify, evaluate and acquire assets, properties or businesses which would constitute a Qualifying Transaction, pursuant to the polices of the Exchange.

On January 27, 2003, FTV entered into a Securities Exchange Agreement ("SEA") with CRS Copper Resources Corp. ("CRS") and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS.  CRS was incorporated under the Company Act (British Columbia) on October 3, 2001 and began operations in July 2002.  CRS is engaged in the acquisition, exploration and development of mineral resources.

On May 23, 2003, pursuant to the SEA, FTV consolidated its common shares on a one for ten basis and issued to the security holders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 post-consolidated common shares of FTV, exercisable at a price of $1.50 per share to May 23, 2005, to acquire a 100% interest in CRS.  FTV also changed its name to Lumina Copper Corp. ("LCC").

The acquisition served as FTV's qualifying transaction pursuant to the policies of the Exchange.  Upon the completion of the transaction on May 23, 2003, LCC became a Tier 1 issuer on the Exchange.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations or sale of the properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.  They include the accounts of LCC and its subsidiaries.  All intercompany balances and transactions have been eliminated.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

(d)

Equipment

Equipment is stated at cost.  Amortization is provided on the declining balance basis on office equipment at 20% per annum and on computer equipment at 30% per annum.

(e)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.   Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

2.

Significant Accounting Policies  (continued)

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(f)

Foreign currency translation

Certain of the company's subsidiaries are integrated foreign operations.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.  The net foreign currency gain or loss is included in the statement of operations.

(g)

Financial instruments and concentration of credit risk

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payables and accrued liabilities, and property purchase obligations.  The Company determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses.  The recorded amounts of financial instruments approximate their fair values.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash.  Cash balances consist of deposits held with major commercial banks and short term money market instruments.

(h)

Stock based compensation

The Company follows the fair value method for recording compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.  For purposes of these transactions, employees include directors who receive stock compensation for services provided as a director.

The Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees.  No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the period.  Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses carried forward to future years for tax purposes.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date.  A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

(j)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.  The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

(k)

Comparative amounts

Pursuant to accounting guidelines for a reverse take-over, the comparative amounts presented in the consolidated balance sheet are based on the audited financial statements of CRS as at December 31, 2002.  The comparative amounts presented in the consolidated statements of operations and deficit and the consolidated statements of cash flows are based on the unaudited financial records of CRS from the commencement of its operations in July, 2002 to September 30, 2002.

3.

ACQUISITION

On May 23, 2003, LCC acquired, pursuant to the SEA as disclosed in Note 1, all of the outstanding securities of CRS.  As the former shareholders of CRS hold, directly or indirectly, a majority of the outstanding shares of LCC following the acquisition, CRS has been identified as the acquirer of LCC in the business combination and the transaction has been accounted for as a reverse take-over using the purchase method of accounting.  Accordingly,  LCC has been deemed to issue 8,187,501 common shares at an estimated fair value aggregating $445,469, based on the fair values of the net assets of LCC deemed to have been acquired by CRS.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

3.

ACQUISITION  (continued)

The fair values of the net assets of LCC deemed to have been acquired by CRS on May 23, 2003 are as follows:

Cash	$421,962
Accounts receivable	28,337
450,299
Accounts payable and accrued liabilities	(4,830)

$445,469

Costs incurred in connection with the acquisition have been charged to share capital.

4.

EQUIPMENT

Accumulated
	Cost	Amortization	Net Book Value

Equipment	$ 44,390	$ 3,451	$ 40,939

5.

MINERAL PROPERTIES

At September 30, 2003, the Company's mineral properties are comprised of properties located in North and South America.  A summary of expenditures incurred on mineral properties is as follows:

	Canada	Argentina	Peru	Chile	Total

Balance, December 31, 2002	$ 960,728	$ 57,924	$ -	$ -	$ 1,018,653

Additions during period
Acquisition costs	116,427	310,000	102,672	-	529,099

Exploration costs
Geological	6,414	40,448	42,080	42,446	131,388
Taxes and filing fees	30,395	20,848	10,331	-	61,574
Project management	23,500	4,500	4,500	-	32,500
Field office and administration	-	29,792	-	-	29,792
Maps and reports	9,271	8,607	3,972	-	21,850
Travel and accommodation	475	1,727	3,078	807	6,087

	186,482	415,922	166,633	43,253	812,290
Foreign exchange gain	(43,051)	-	-	-	(43,051)

Net additions during period	143,431	415,922	166,633	43,253	769,239

Balance, September 30, 2003	$ 1,104,159	$ 473,846	$ 166,633	$ 43,253	$ 1,787,892

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

Canada

	Casino	Redstone	Hushamu	OK	Total

Balance, December 31, 2002	$ 55,000	$ 762,565	$ 143,164	$ -	$ 960,729

Additions during period
Acquisition costs	104,602	-	1,825	10,000	116,427

Exploration costs
Taxes and filing fees	2,415	27,980	-	-	30,395
Project management	4,500	4,500	4,500	10,000	23,500
Maps and reports	4,434	-	4,187	649	9,270
Geological	-	-	1,400	5,014	6,414
Travel and accommodation	-	-	-	475	475

	115,951	32,480	11,912	26,138	186,481
Foreign exchange gain	-	(43,051)	-	-	(43,051)

Net additions during period	115,951	(10,571)	11,912	26,138	143,430

Balance, September 30, 2003	$ 170,951	$ 751,994	$ 155,076	$ 26,138	$ 1,104,159

(a)

Casino Property

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option can be maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange (the "Listing Date") or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid);

(ii)

issuing a warrant to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 (Note 10));

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

(iii)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2004 at the maximum discount price possible, exercisable for a period of two years;

(iv)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2005 at the maximum discount price possible, exercisable for a period of two years;

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

(b)

Redstone Property

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Company acquired a 100% interest in the Redstone Property by agreeing to pay:

(i)

US $100,000 cash on closing (paid);

(ii)

US $100,000 cash on March 24, 2003 (paid);

(iii)

US $300,000 cash on March 24, 2004; and

(iv)

A net smelter returns royalty ranging from 3% to 4%, depending on prevailing commodity price of copper.

A debenture for US $400,000 bearing interest at 0% if payments are made on time, and 15% if a payment is late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Company's obligations under the agreement.

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

(c)

Hushamu Property

Pursuant to an agreement dated August 21, 2002 with Itech Capital Corp. ("ITECH"), the Company agreed to acquire all the shares of Moraga Resources Ltd. ("Moraga"), a British Columbia company, in consideration of cash payments in the aggregate of $110,000 (paid).

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

In addition, the Company must pay ITECH interest at the rate of 5% per annum, calculated monthly, on balances owing from August 22, 2002; reimburse ITECH for specified expenses aggregating $15,692; and pay ITECH another $1,000,000 if a decision is made to place the Hushamu property into production.  The Hushamu property interest is subject to a 10% Net Profits Royalty payable to a third party.

The only material asset of Moraga as at August 22, 2002 was the Hushamu property interest which was reflected on Moraga's books at the nominal value of $1.  Moraga had no material liabilities.  The acquisition costs of Moraga, consisting of the cash payments aggregating $110,000, the specific expenses identified for reimbursement aggregating $15,692 and other costs associated with the acquisition have been capitalized as the Hushamu property interest.

The Hushamu property consists of 144 mineral claims located on northern Vancouver Island, British Columbia.

(d)

OK Property

Pursuant to an agreement dated April 24, 2003, the Company was granted an option by Eastfield Resources Ltd. ("Eastfield") to earn an 80% interest in 7 mineral claims located near Powell River, British Columbia in consideration of a total of $330,000 in cash payments and incurring a total of $600,000 in exploration expenditures on the property, to be paid and expended as follows:

Cash Payments	Cumulative Expenditures	Due Date

$ 10,000	$ -	On signing (paid)
-	35,000	September 10, 2003
20,000	70,000	April 24, 2004
20,000	95,000	April 24, 2005
40,000	195,000	April 24, 2006
60,000	-	April 24, 2007
90,000	-	April 24, 2008
90,000	600,000	April 24, 2009

Eastfield may elect to receive any of the cash payments in shares of LCC.  The Company may pay one-half of the exploration expenditure amounts to be incurred subsequent to September 10, 2003 in cash.

Upon earning an 80% interest in the property, the Company may purchase the remaining 20% interest for $1,000,000.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

Eastfield is responsible for making all payments and meeting all obligations to third parties in connection with this property, pursuant to certain underlying agreements between Eastfield and these parties.  A party to one of these agreements has the right to purchase the claims for $25,000 on March 4, 2013 if a mine has not been constructed on the property, a bankable feasibility study to construct a mine has not been initiated, or expenditures in the aggregate of $1,000,000 have not been expended on the property.

The property is subject to a 2.5% net smelter royalty which may be purchased with the payment of $2,000,000 upon commencement of commercial production.

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2002	$ 57,924	$ -	$ 57,924

Additions during period
Acquisition costs	310,000	-	310,000

Exploration costs
Geological	24,650	15,798	40,448
Field office and administration	29,793	-	29,792
Taxes and filing fees	20,848	-	20,848
Maps and reports	1,612	6,995	8,607
Project management	4,500	-	4,500
Travel and accommodation	1,727	-	1,727

Additions during period	393,130	22,793	415,922

Balance, September 30, 2003	$ 451,054	$ 22,793	$ 473,846

(e)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. a non-refundable deposit of US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA ("Corriente").  The Company also incurred legal and consulting fees related to this acquisition.  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed is as follows:

(i)

US $25,000 on closing (paid);

(ii)

US $25,000 and 100,000 (issued) of the Company's shares on the first anniversary of the agreement date;

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

(iii)

100,000 of the Company's shares on the second and third anniversaries of the agreement date;

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

Should the acquisition be completed, it will be accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

(f)

San Jorge Property

Pursuant to a share purchase agreement dated September 3, 2003, the Company has agreed to acquire all the shares of Minera San Jorge S.A., a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 to be paid upon closing of the agreement (paid on October 23, 2003) and issuing common shares of the Company valued at US$100,000 (a total of 81,875 shares were issued on October 24, 2003).  Minera San Jorge S.A. is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining estacas (444.6 hectares) located in the Las Heras department of the Province of Mendoza, Argentina.

Upon the completion of the acquisition, it will be accounted for as an asset purchase.

Peru

	El Galeno	Pashpap	Other *	Total

Balance, December 31, 2002	$ -	$ -	$ -	$ -

Additions during period
Acquisition costs	71,117	27,607	3,948	102,672

Exploration costs
Geological	15,894	13,979	12,206	42,079
Taxes and filing fees	-	10,331	-	10,331
Project management	4,500	-	-	4,500
Maps and reports	2,409	1,564	-	3,973
Travel and accommodation	2,717	361	-	3,078

Additions during period	96,637	53,842	16,154	166,633

Balance, September 30, 2003	$ 96,637	$ 53,842	$ 16,154	$ 166,633

*

The Company is in the process of evaluating certain properties with a view to acquisition, where merited, and has incurred certain costs, as disclosed above, in conducting its investigation and due diligence of such properties.  Should the properties under evaluation not be acquired, the costs incurred will be written-off.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

(g)

El Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the El Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $10,000	Upon signing (paid)
US $20,000	July 25, 2003 (paid)
US $50,000	October 25, 2003 (paid on October 25, 2003)
US $100,000	April 25, 2004
US $300,000	April 25, 2005
US $400,000	April 25, 2006
US $1,120,000	April 25, 2007

The payments commencing in 2004 to 2007 are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price.  There are no reductions should the average price of copper be greater than $1 per pound.  50% of the payment due in 2004 and 100% of the remainder of the payments may be made in shares of LCC.  The payment scheduled for April 25, 2007 may be delayed for up to three years provided payments of US $100,000 (the "penalty payments") are made at each of April 25, 2007, 2008 and 2009, with 50% of each of the penalty payments being applied against the amount of the delayed payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of  a positive feasibility, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

(h)

Pashpap Property

The Company acquired eight mining concessions located in northern Peru for the cost of staking.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

Chile

	Regalito	Other *	Total

Balance, December 31, 2002	$ -	$ -	$ -

Additions during period
Exploration costs
Geological	-	42,446	42,446
Travel and accommodation	807	-	807

Additions during period	807	42,446	43,253

Balance, September 30, 2003	$ 807	$ 42,446	$ 43,253

*

The Company is in the process of evaluating certain properties with a view to acquisition, where merited, and has incurred certain costs, as disclosed above, in conducting its investigation and due diligence.  Should the properties under evaluation not be acquired, the costs incurred will be written-off.

(i)

Regalito Property

Pursuant to a letter of intent executed on October 16, 2003, and subject to regulatory approval, the Company was granted the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration of the acquisition, the Company will make cash payments in the aggregate of US$900,000 over an 8 year period as follows:

Cash Payments	Due Date

US $25,000	October 16, 2004
50,000	October 16, 2005
75,000	October 16, 2006
100,000	October 16, 2007
125,000	October 16, 2008
150,000	October 16, 2009
175,000	October 16, 2010
200,000	October 16, 2011

In the event copper prices exceed $1.00 per pound for an entire calendar at any time during the 8 year period, the Company shall pay a minimum of US$200,000 in respect of the payment required for that year.  After the 8th year of the agreement, should the price of copper exceed $1.00 per pound for any entire calendar year, the Company will pay US$200,000 per year in advance payments until the commencement of commercial production.  Upon such commencement, the Company will pay a net smelter royalty of between 1% and 3% depending on the price of copper.  A portion of the advance payments may be deducted from the royalty payments.  The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US$53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

5.

MINERAL PROPERTIES  (continued)

Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties.  The Company is not aware of any existing environmental problems related to any of its current or future properties that may result in material liability to the Company.

6.

RELATED PARTY TRANSACTIONS

(a)

The amount due to related parties consisted of $267,233 of advances from shareholders and was paid in full in September, 2003.  These advances were non-interest bearing and unsecured.

(b)

The Company paid $93,750 (2002 - nil) for management and geological consulting services to a director and a company controlled by a director.

(c)

The Company paid $5,000 (2002 - nil) to a company that employs a director of the Company for the rental of office premises.

7.

PROPERTY OBLIGATIONS

Property obligations consist of the balance of US $300,000 (Cdn $406,080) owing in respect of the acquisition of the Redstone Property (Note 5(b)).  The amount is due on March 24, 2004 and is secured by a debenture bearing interest at 0% per annum, unless the payment is late in which case interest at the rate of 15% per annum is charged from and after the due date.

8.

SHARE CAPITAL

Pursuant to the guidelines for reverse take-over accounting, the number of shares authorized, issued and outstanding disclosed below are those of LCC.  The dollar amounts ascribed to the shares outstanding represent the value of the outstanding shares of CRS plus the value of LCC shares issued subsequent to the date of completion of the acquisition.

(a)

Authorized

100,000,000 common shares without par value

100,000,000 preferred shares without par value

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

8.

SHARE CAPITAL (continued)

(b)

Issued and outstanding

	Number of Shares	Amount
Common shares:
Share capital of FTV at May 22, 2003	7,687,000	$660,821
One-for-ten share consolidation	(6,918,300)	-

	768,700	660,821

Reduction in paid up capital on application of reverse take-over accounting	-	(660,821)

Share capital of CRS, December 31, 2002	-	3,045,402

Issued to acquire all the outstanding common shares of CRS (Note 3)	8,187,501	445,469

Costs incurred in connection with the acquisition	-	(91,689)

Issued for cash:
Private placement, net of issue costs (Note 8(c))	500,000	470,575
Exercise of warrants	882,125	1,323,188

Issued for cash and other consideration
Exercise of options	10,000	-
- for cash		16,500
- stock based compensation		7,805

Issued for mineral property (Note 5(e))	100,000	310,000

Balance, September 30, 2003	10,448,326	$5,527,250

Of the shares issued, a total of 5,688,001 common shares were issued subject to escrow provisions pursuant to the policies of the Exchange.  The shares are to be released from escrow in four installments of 1,422,000 each in six-month intervals commencing on May 23, 2003.  As at September 30, 2003, a total of 4,266,000 common shares were held in escrow.

(c)

Private Placement

In conjunction with the completion of its qualifying transaction (Note 1), LCC completed a private placement on May 27, 2003 and issued 500,000 units at a price of $1 per unit for proceeds of $470,575, net of share issue costs in the amount of $29,425.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $1.50 to May 23, 2005.  The share price was determined by reference to the price of shares issued by private placement in CRS prior to the reverse take-over acquisition.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

9.

STOCK OPTIONS

(a)

Options Outstanding

Stock options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

On April 23, 2003, LCC received acceptance from the Exchange for a stock option plan which authorizes the board of directors to grant options for the purchase of up to 945,620 post-consolidated common shares of LCC.  Options granted under the plan vest over a period of time at the discretion of the board of directors.

A summary of the status of the Company's stock options as at September 30, 2003 and changes during the period then ended is as follows:

	Number of Shares		Weighted-Average Exercise Price

Outstanding at December 31, 2002	53,667	(i)	$1.50

Granted	697,533		$1.64
Exercised	(10,000)		$1.65
Cancelled	(118,134)		$1.61

Outstanding at September 30, 2003	623,066		$1.64

(1) adjusted to reflect the consolidation of shares on a one for ten basis

The following summarizes information about stock options for the acquisition of LCC common shares, outstanding and exercisable at September 30, 2003:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

22,533	March 5, 2005	$1.50	22,533	$1.50
25,533	September 5, 2005	1.50	25,533	1.50
550,000	June 6, 2008	1.65	350,000	1.65
25,000	August 8, 2008	1.60	12,500	1.60

623,066		$1.64	410,566	$1.63

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

9.

STOCK OPTIONS  (continued)

(b)

Stock Based Compensation

During the period ended September 30, 2003 the Company granted stock options to non-employees to acquire up to 125,000 common shares, of which 90,000 have been cancelled, and to directors and employees to acquire up to 572,533 common shares.

The fair value of new stock options granted to non-employees, and which were vested at September 30, 2003, in the amount of $17,212, has been recorded as an expense in the period.  Compensation expense on the stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.07%
Expected dividend yield	-
Expected stock price volatility	92%
Expected option life in years	2

The pro forma effect on loss and loss per share for the period ended September 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value based method is as follows:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003

Loss for the period
Reported	$(185,131)	$(377,187)
Stock-based compensation	-	(273,175)

Pro forma	$(185,131)	$(650,362)

Basic and diluted loss per share
Reported	$(0.01)	$(0.08)
Pro forma	$(0.01)	$(0.13)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

10.

WARRANTS

At September 30, 2003, the Company has outstanding warrants to purchase an aggregate 5,375,375 common shares of LCC as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired/ Cancelled	Outstanding at September 30, 2003

$1.50	May 23, 2005	-	5,657,500	(882,125)	-	4,775,375
$1.50	May 23, 2005	-	500,000	-	-	500,000
$1.80	May 23, 2005	-	100,000	-	-	100,000

		-	6,257,500	(882,125)	-	5,375,375

A fair value in the amount of $104,602 has been ascribed to the warrants issued for the acquisition of 100,000 common shares exercisable at $1.80 per share.  The warrants were issued in connection with the option agreement on the Casino property (Note 5(a)).

11.

Supplemental Cash Flow Information

Significant non-cash financing and investing activities

Financing activities
Warrants issued for mineral property payment	$104,062
Common shares issued for mineral property payment	310,000

Investing activities
Warrants issued for mineral property payment	104,062
Common shares issued for mineral property payment	310,000

During the period ended September 30, 2003, the Company received interest income in the amount of $31,438.

12.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 5.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited - See Notice to Reader)

13.

SUBSEQUENT EVENTS

(a)

The Company issued 341,250 common shares pursuant to the exercise of warrants for cash proceeds of $361,875.  Of this amount, a total of $300,000 had been received at September 30, 2003.

(b)

The Company issued 81,875 common shares valued at $131,000 in connection with the acquisition of the San Jorge property (Note 5(f)).

(c)

Stock options were granted to an officer of the Company for the purchase of up to 150,000 common shares exercisable at a price of $3.20 per share to October 17, 2003.  The options vest in increments of 50,000 commencing on October 27, 2003 to October 27, 2005.

(d)

Pursuant to an agreement dated October 28, 2003, and subject to regulatory approval, the Company has agreed to acquire all the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration of the issuance of 500,000 common shares of the Company and warrants entitling the vendors to acquire up to an additional 500,000 common shares exercisable for a period of 4 years from the date the warrants are issued.  In the event the combined value of the shares and the warrants does not exceed $5 million during a 48 month period from the closing date of the agreement, then on expiry of the warrants, the Company shall pay the vendors the difference between the combined value at that time and $5 million.  Should the Company not fulfill the payment obligation at that time, all rights, title and interest to the property will return to the vendor.

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which is located near Santiago, Chile and consists of 19 exploration concessions.

Should the acquisition be completed, it will be recorded as an asset purchase.

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:		Schedule A

	X	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		September 30, 2003
Date of Report:		November 28, 2003

Name of Issuer:		LUMINA COPPER CORP.
Issuer's Address:		1550 - 625 Howe Street
Vancouver, B.C. V6C 2T6
Issuer's Fax Number:		(604) 687-7041
Issuer's Phone Number:		(604) 687-0407

Contact Person:		ANTHONY FLOYD
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 687-7041
Contact e-mail:		afloyd@luminacopper.com
Web Site Address:		www.luminacopper.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

ANTHONY FLOYD	"Anthony Floyd"	03/11/28
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

ROBERT PIROOZ	"Robert Pirooz"	03/11/28
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

LUMINA COPPER CORP.

SCHEDULE B

September 30, 2003

The following information should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2003.

1.

Related Party Transactions:

During the nine months ended September 30, 2003, the Company had the following related party transactions:

(a)

The amount due to related parties of $267,223, which consisted of advances due to shareholders, was paid in full in September, 2003.  The advances were non-interest bearing and unsecured.

(b)

The Company paid $93,750 (2002 - nil) for management and geological consulting services to a director and a company controlled by a director.

(c)

The Company paid $5,000 (2002 - nil) to a company that employs a director of the Company for the rental of office premises.

2.

(a)

Securities Issued During the Period:

Common Shares

	Date of Issue	Number of Shares	Price Per Share	Amount
Issued for the acquisition of CRS	May 23, 2003	8,187,501	(ascribed)	$445,469
Share issue costs in connection with the acquisition of CRS				(91,689)

Issued for Cash:
Private placement	May 23, 2003	500,000	$1.00	500,000
Share issue costs				(29,425)
Exercise of warrants	Sep. 11, 2003	200,000	$1.50	300,000
Exercise of warrants	Sep. 17, 2003	20,000	$1.50	30,000
Exercise of warrants	Sep. 19, 2003	274,000	$1.50	411,000
Exercise of warrants	Sep. 25, 2003	10,000	$1.50	15,000
Exercise of warrants	Sep. 29, 2003	378,125	$1.50	567,188

Issued for cash and other consideration:
Exercise of options
- for cash	Sep. 12, 2003	10,000	$1.65	16,500
- stock-based compensation				7,805

Issued for mineral property	Sep. 29, 2003	100,000	$3.10	310,000
		9,679,626		$2,481,848

On May 23, 2003, Lumina Copper Corp. ("Lumina") acquired, pursuant to a share exchange agreement, all of the outstanding shares of CRS Copper Resource Corp. ("CRS").  As the former shareholders of CRS hold, directly or indirectly, a majority of the outstanding shares of Lumina following the acquisition, CRS has been identified as the acquirer of Lumina in the business combination and the transaction has been accounted for as a reverse take-over using the purchase method of accounting.  Accordingly, Lumina has been deemed to issue 8,187,501 common shares at an estimated fair value aggregating $445,469, based on the fair values of the net assets of Lumina deemed to have been acquired by CRS.

LUMINA COPPER CORP.

SCHEDULE B

September 30, 2003

In conjunction with the completion of the acquisition, the Company completed a private placement and issued 500,000 units at a price of $1 per unit for proceeds of $470,575 net of share issue costs in the amount of $29,425.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $1.50 to May 23, 2005.

Warrants

In addition to the 500,000 warrants issued pursuant to the private placement, the Company issued warrants for the acquisition of 5,657,500 common shares exercisable at a price of $1.50 per share to May 23, 2005, pursuant to its acquisition of 100% of CRS.

On May 23, 2003, the Company also issued warrants for the acquisition of 100,000 common shares of Lumina exercisable at a price of $1.80 per share to May 23, 2005, in connection with its Casino Property.   A fair value in the amount of $104,602 has been ascribed to these warrants.

(b)

Incentive Stock Options Granted During the Period:

Date of Grant	Expiry Date	Name	Number of Shares of Lumina		Exercise Price

		Directors:
February 7, 2003	March 5, 2005	A. Alibhai	22,533		$1.50

June 6, 2003	June 6, 2008	R. Pirooz	200,000		$1.65
June 6, 2003	June 6, 2008	A. Floyd	200,000		$1.65
June 6, 2003	June 6, 2008	R. Beaty	50,000		$1.65
June 6, 2003	June 6, 2008	A. Alibhai	50,000		$1.65
June 6, 2003	June 6, 2008	A. Shariff	50,000		$1.65

June 6, 2003	June 6, 2008	Consultant	100,000	*	$1.65
August 8, 2003	August 8, 2008	Consultants	25,000		$1.50
			697,533

* options to acquire 90,000 common shares were cancelled in September, 2003

3.

(a)

Authorized Share Capital:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

(b)

Issued and Outstanding Share Capital at September 30, 2003:

10,448,326 common shares without par value

LUMINA COPPER CORP.

SCHEDULE B

September 30, 2003

(c)

Options and Warrants Outstanding at September 30, 2003:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

22,533	March 5, 2005	$1.50	22,533	1.50
25,533	September 5, 2005	1.50	25,533	$1.50
550,000	June 6, 2008	1.65	350,000	1.65
25,000	August 8, 2008	1.60	12,500	1.60

623,066		$1.64	410,566	$1.63

On April 23, 2003 the Company's 2003 Stock Option Plan (the "Plan") was accepted for filing by the TSX Venture Exchange.  The Company may grant options for the purchase of up to 945,620 common shares of Lumina under the Plan.

Warrants Outstanding:

Number of Shares	Price Per Share	Expiry

5,275,375	$1.50	May 23, 2005
100,000	1.80	May 23, 2005

5,375,375

(c)

Shares Held in Escrow:

Of the shares issued, a total of 5,688,001 common shares were issued subject to escrow provisions pursuant to the policies of the Exchange.  The shares are to be released from escrow in four installments of 1,422,000 each in six-month intervals commencing on May 23, 2003.  As at September 30, 2003, a total of 4,266,000 common shares were held in escrow.

(d)

Directors and Officers as at November 28, 2003:

Anthony Floyd

President and Director

Robert Pirooz

Vice-President, Secretary and Director

Ross Beaty

Director

Aziz Shariff

Director

Aly Alibhai

Director

David M. Strang       Vice-President, Corporate Development

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

MANAGEMENT DISCUSSION

1.

Description of Business

Lumina Copper Corp. is a resource exploration company with a focus on copper in North and South America.

Lumina's head office is located in Vancouver, BC, Canada.  The company's common shares trade on the TSX Venture Exchange under the symbol "LUM".

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2003.

2.

Discussion of Operations and Financial Condition

On January 27, 2003, First Trimark Ventures Inc. ("FTV") entered into a Securities Exchange Agreement ("SEA") with CRS Copper Resources Corp. ("CRS") and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS.  CRS was incorporated under the Company Act (British Columbia) on October 3, 2001 and began operations in July 2002.  CRS is engaged in the acquisition, exploration and development of mineral resources.  FTV was incorporated under the Company Act (British Columbia) on March 3, 2000 and obtained a listing as a capital pool company pursuant to the policies of the TSX Venture Exchange (the "Exchange") on September 5, 2000.  As a capital pool company, the principal business of FTV was to identify, evaluate and acquire assets, properties or businesses which would constitute a Qualifying Transaction, pursuant to the polices of the Exchange.

On May 23, 2003, pursuant to the SEA, FTV consolidated its common shares on a one for ten basis and issued to the shareholders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 post-consolidated shares of FTV, exercisable at a price of $1.50 per share to May 23, 2005, to acquire a 100% interest in CRS.  FTV also changed its name to Lumina Copper Corp.

The transaction served as FTV's qualifying transaction pursuant to the policies of the Exchange.  Upon the completion of the transaction on May 23, 2003, Lumina Copper Corp. became a Tier 1 issuer on the Exchange.

(a)

Activities on Mineral Properties

Redstone, Hushamu, Casino, Taca Taca and El Galeno

During the quarter no exploration work was conducted on these properties.

OK Property

During the quarter the Company initiated an exploration program. Work to be completed included establishing a working digital database, re-mapping of the OK intrusive complex with special emphasis on hydrothermal alteration and its association with significant copper mineralization. The work is budgeted to cost $35,000.

Pashpap

During the quarter the Company announced the receipt of a technical report on its 100% owned Pashpap property in central Peru from AMEC Peru S.A. (AMEC). The Pashpap property contains an Andean type "porphyry copper" hydrothermal system that has at least five porphyry centres and a skarn zone. A relevant historic mineral resource estimate for one of the porphyry centres, El Bronce, determined prior to the application of National Instrument 43-101, is 101.4 Million Tonnes at 0.64% Cu and 0.049% Mo.

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

2.

Discussion of Operations and Financial Condition  (continued)

(a)

Activities on Mineral Properties  (continued)

Robert Cinits, P.Geo an employee of AMEC served as the Qualified Person responsible for the preparation of the Pashpap Technical Report as defined in National Instrument 43-101 and AMEC's third party opinion as to compliance by Lumina with National Instrument 43-101 with respect to disclosure of historical mineral resource estimates at Pashpap.

Copper mineralization was first recognized on the Pashpap property in 1914. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda. A total of 10,954 metres of diamond drilling in 51 holes has been completed on the property targeting porphyry style mineralization, while an additional 19 holes totaling 5,061 metres has been collared on, or just west of the property boundary targeting polymetallic skarn mineralization. The Homestake mineral resource estimate on the El Bronce Porphyry was a manual estimate that utilized a cross section polygonal method, with individual sections spaced 100 metres apart. The estimate incorporated the results of 41 approximately 100 metre spaced diamond drill holes, covering an area of approximately 200 m by 750 m, which were drilled during the late 1960's and early 1970's. Drill holes were assayed for copper and molybdenum with samples of reasonable lengths collected over the entire length of each hole.  The weighted average of the mineralized intervals were calculated to estimate the average grade of the resource blocks. The historical mineral resource estimate as reported by Homestake in 1976, prior to the application of National Instrument 43-101, is 101.4 Million Tonnes grading 0.64% Cu and 0.049% at a 0.40% Cu cut-off. These resources were reported in a mineral reserve category, however based on current CIM reporting standards they would not meet a classification of reserves, since economic, recovery, and dilution and other modifying factors have not been applied.  AMEC reviewed the above historic mineral resource estimate, however did not complete an audit or re-estimation of the mineral resources. The completion of AMEC's proposed work program in their Technical Report will confirm the appropriate resource classification as per current CIM reporting definitions.

While the parameters and methodology used to produce the estimate, as reported by Homestake, appear to be reasonable, the Homestake drill logs and reports did not specify the analytical methods used to assay the core and there is no mention of a QA/QC program that might have been in place during the drill sampling program.  The drill core is no longer intact to verify these old results.  Three twinned drill holes completed by Peruvian exploration company, Buenaventura, during 1996 also intersected significant copper and molybdenum mineralization at El Bronce, but at lower grades than those reported by Homestake. A detailed QA/QC program was not in place for this program of hole twinning, and as such the differences between the two sampling campaigns remains inconclusive.  Based on the above findings AMEC considers this historical mineral resource estimate to be relevant, although AMEC cannot confirm its reliability. In their Technical Report, AMEC has recommended to Lumina that a program of drill hole twinning be completed at El Bronce in an attempt to verify the old drill hole sample database, prior to a re-classification or re-estimation of the resources according to current CIM reporting definitions.

Four other early stage porphyry targets occur on the property, hosted within the Pashpap Intrusive Complex. Several untested anomalies have been defined at each of these targets through previous programs of geological mapping, rock chip sampling, and/or geophysics.  Three of the porphyry targets have moderate IP/resistivity anomalies, which are coincident with areas mapped as porphyry with moderate to strong phyllic and/or potassic hydrothermal alteration and stockwork fracturing and/or surface geochemical anomalies. The fourth target area has not been tested by geophysics, but has been mapped as a stockwork fractured porphyry with evidence of strong leaching and the potential of supergene enriched copper mineralization at depth. Lumina intends to seek a third party to advance exploration of this promising copper property.

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

2.

Discussion of Operations and Financial Condition  (continued)

(a)

Activities on Mineral Properties  (continued)

Regalito

On October 16, 2003 the Company signed an agreement with La Compania Minera Caserones and Sociedad Minera California Una de la Sierra de Pena Negra to acquire 100% of the Regalito Copper property, consisting of 4158 hectares located in the 3rd region of Chile.

Copper mineralization was first recognized on the Regalito property in the early 1980's. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, Niugini Mining and BHP. A total of 6,717 metres of reverse circulation and diamond drilling in 65 holes has been completed on the property.

In 1995 BHP completed a relevant historic resource estimate on the porphyry mineralization at Regalito. The estimate by BHP was based on 65 holes and calculated the resources using the MEDSYSTEM.  The historic mineral resource estimate as reported by BHP prior to the application of National Instrument 43-101 was as follows:

Category	Cut off % Cu	Tonnes Millions	Grade % Cu
Proven	0.3	27.9	0.554
Probable	0.3	85.6	0.511
Possible	0.3	30.0	0.478
Inferred	0.3	56.3	0.472
Total	0.3	199.8	0.501

These resources were reported in categories which do not conform to current CIM reporting standards. However, based on the Company's knowledge of the historical resource proven is equivalent to "measured", probable is equivalent to " indicated " and possible and inferred would equate to the current " inferred " category . Lumina has not done the work necessary to verify the classification of this resource and therefore is not treating them as a National Instrument 43-101 defined resource verified by a Qualified Person.  As such, the historical estimate should not be relied upon.

Robert Cinits, P.Geo an employee of AMEC has been retained as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101.

The terms of the acquisition are that Lumina shall make payments totaling $900,000 over an 8 year period and take responsibility for concession maintenance payments.  Lumina has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, Lumina will pay a minimum of $200,000 in respect of the payments described above for that year.  After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, Lumina will pay $200,000 per year until commercial production commences.  And after commercial production commences, Lumina will pay a Net Smelter Royalty of between 1 and 3% depending on the price of copper.  Lumina is entitled to recover a portion of its payments above as an offset against the Net Smelter Royalty.

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

2.

Discussion of Operations and Financial Condition  (continued)

(a)

Activities on Mineral Properties  (continued)

San Jorge

Subsequent to the end of the quarter the Company concluded an agreement with Northern Orion Resources Inc. ("Northern Orion") to acquire 100% of the San Jorge Copper-Gold property for US$200,000 in cash and 81,875 common shares at a deemed price of C$1.60 per share.  The San Jorge property, consisting of 2 mining concessions and 44 mining estacas (444.6 Hectares), is located in the Las Heras department of the province of Mendoza, Argentina. The San Jorge property contains an Andean type "porphyry copper" hydrothermal system that has generated a significant amount of oxide, supergene and hypogene copper and gold mineralization.  The relevant Historic Measured and Indicated Mineral Resource Estimate at a 0.2% Cu cutoff grade for the San Jorge property is 361 Million Tonnes at 0.39% Cu and 0.18 g/t Au.  An additional 64 million tonnes at 0.30% Cu and 0.11 g/t Au is reported as Historic Inferred Mineral Resource.

Copper mineralization was first recognized on the San Jorge property in the early 1960s.  From the 1960s to 1998 the Property was explored by four exploration companies, namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. and Grupo Minera Aconcagua S.A. (Northern Orion).  Between 1964 and 1996 approximately 20,203 metres, in 117 drillholes, were drilled on the San Jorge Property, including 11,832 metres of diamond drilling in 57 drillholes, and 8,371 metres of reverse circulation drilling in 60 drillholes.

Diane Nicolson, Ph.D., MAIG, an associate of AMEC and Doug Reddy, P. Geo. an employee of AMEC, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101 and AMEC's third party opinion as to compliance by Lumina with National Instrument 43-101.

AMEC reviewed two historic mineral resource estimates completed on the porphyry mineralization at San Jorge by previous companies or their consultants.  AMEC concluded that the historical mineral resource estimate presented by Simmerman is relevant but reliability cannot be confirmed due to a lack of quality assurance-quality control program for samples and assays.  AMEC did not complete an audit or re-estimation of the mineral resources.

The historic mineral resource estimates as presented by the previous workers, are summarized in the following table:

Author/Method	Category	Tonnage (millions)	Cu (%)	Au (g/t)
Gary Simmerman, 1996 (Medsystem software Ordinary Kriging 0.2% Cu cutoff)	Measured Indicated Total Meas. + Ind. Inferred	248 113 361 64	0.41 0.34 0.39 0.30	0.19 0.18 0.18 0.11
Cobre Mantua S.A., 1998 (Gemcom software Ordinary Kriging 0.2% Cu cutoff)	Measured Indicated Total Meas. + Ind. Inferred	170 167 337 91	0.46 0.33 0.40 0.28	0.16 0.12 0.14 0.10

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

2.

Discussion of Operations and Financial Condition  (continued)

(a)

Activities on Mineral Properties  (continued)

Vizcachitas

Subsequent to the end of the quarter the Company entered into an agreement with General Minerals Corporation ("GMC") to purchase GMC's ownership interests in the Vizcachitas copper project located 80 km northeast of Santiago, Chile.

Previous work by General Minerals has included 18,300 metres of diamond drilling in 67 holes, geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies and environmental base line studies.  In 1998 a positive pre-feasibility study was completed by Kilborn International for GMC.

The terms of the acquisition are that Lumina shall issue 500,000 common shares and 500,000 common share purchase warrants.  In the event that the combined value of the Lumina shares and the warrants does not exceed $5.0 million during a 48 month period from the Closing Date, then on the expiry thereof, Lumina will pay GMC the difference between their combined value at that time and $5.0 million.  Should Lumina not fulfill the payment obligation at that time then all of the rights, title and interests in Vizcachitas will be returned to GMC.

Robert Cinits, P.Geo an employee of AMEC has been retained as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101. The transaction is subject to legal and technical due diligence and to the approval of the TSX Venture Exchange.

(b)

Results of Operations and Cash Flows

For the nine month period ended September 30, 2003, the Company incurred a loss of $377,187.  General and administrative expenses for the period were $380,823.  The Company earned interest income of $35,060 and expended $13,071 on property investigations.

For the three-month period ended September 30, 2003, the Company incurred a loss of $185,131.  General and administrative expenses for the three months were $172,910.  The Company earned interest income of $15,265 and expended $9,133 on property investigations.

During the nine month period ended September 30, 2003, the Company used an aggregate of $440,490 of cash in operating activities.  Cash expenditures for acquisition and exploration expenses on mineral properties totalled $593,536, which included the payment of property purchase obligations in the aggregate of $207,760 on the Hushamu and Redstone properties during the second quarter.  A total of $44,390 was also used for the purchase of office and computer equipment.

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

2.

Discussion of Operations and Financial Condition  (continued)

(b)

Results of Operations and Cash Flows  (continued)

For the nine month period ended September 30, 2003, the Company received cash in the aggregate of $2,410,263 consisting of $600,000 for share subscriptions, which amount was receivable by CRS at December 31, 2002, and $1,810,263 from the proceeds of shares issued pursuant to a private placement and the exercise of warrants and options.  The Company also received $300,000 for the exercise of warrants which shares were issued subsequent to September 30, 2003.  Of the total received from the issuance of shares, $1,339,688 was received during the quarter ended September 30, 2003.

In September, 2003 the Company paid in full $267,223 of amounts to due shareholders for advances made to the Company in the prior year to assist in its operations.

(c)

Investor Relations

During the nine month period ended September 30, 2003, the Company expended a total of $69,404 on the following promotional and investor relations activities:

Media, web site and publications	$21,317
Conferences and trade shows	16,163
Administration and miscellaneous	15,796
Consultants	11,200
Travel and accommodation	4,928
$69,404

On June 17, 2003, the Company entered into a consulting agreement with an individual for the provision to the Company of investor relations and corporate finance services.  The agreement was for an indefinite term in consideration of fees in the amount of $4,000 per month and was terminated in September, 2003.

Other investor relations activities consisted primarily of attendance at mining conferences, development of the Company's web site and investor communications and responding to shareholder inquiries.

(d)

Financial Condition

As at September 30, 2003, the Company had cash and cash equivalents of $4,060,587 and working capital of $3,703,473.  The Company had current liabilities totalling $469,076 and no long term debt.

3.

Financings, Principal Purposes and Milestones

On May 23, 2003, the Company completed a private placement and issued 500,000 units at a price of $1 per unit for proceeds of $470,575 net of share issue costs in the amount of $29,425.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $1.50 to May 23, 2005

LUMINA COPPER CORP.

SCHEDULE C

September 30, 2003

4.

Liquidity and Solvency

As at September 30, 2003 the Company had sufficient funds to undertake further exploration and subsequent development of its mineral properties and to achieve its planned corporate and administrative expenses for the coming year.

5.

Subsequent Events

(a)

The Company issued 341,250 common shares pursuant to the exercise of warrants for cash proceeds of $361,875.  Of this amount, $300,000 had been received at September 30, 2003.

(b)

The Company issued 81,875 common shares valued at $131,000 in connection with the acquisition of the San Jorge property.

(c)

Stock options were granted to an officer of the Company for the purchase of up to 150,000 common shares exercisable at a price of $3.20 per share to October 17, 2003.  The options vest in increments of 50,000 commencing on October 27, 2003 to October 27, 2005.

(d)

The Company entered into an agreement dated October 28, 2003, and subject to regulatory approval, to acquire the Vizcachitas copper project (refer to 2(a)).